HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219‑4074 TEL 804 788 8200 FAX 804 788 8218
FILE NO. 79106.000012

July 25, 2014

VIA EDGAR
Mr. Thomas Kluck, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    American Residential Properties, Inc.
Registration Statement on Form S-3
Filed July 2, 2014
File No. 333-197211

Dear Mr. Kluck:
As counsel to American Residential Properties, Inc., a Maryland corporation (the “Company”), we are transmitting the Company’s responses to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated July 18, 2014 relating to the Company’s registration statement on Form S-3 referenced above.
The comments contained in your letter are reprinted below in italics and are followed by the Company’s responses.
Incorporation by Reference of Information Filed with the SEC, page 1

1.
Refer to the second full paragraph under this heading. We note that you incorporate by reference additional documents you file between the date of this prospectus and the termination of the offering. Please note that you should specifically incorporate by reference any future filings (such as quarterly reports or applicable current reports) made after the date of the registration statement and prior to effectiveness. Please refer to Securities Act Forms - Compliance & Disclosure Interpretations, Question 123.05 for guidance and confirm to us that you plan to amend your registration statement as needed.

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES
McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO TOKYO WASHINGTON
www.hunton.com

Mr. Thomas Kluck, Legal Branch Chief
United States Securities and Exchange Commission
July 25, 2014

RESPONSE: The Company has added disclosure on page 1 of Amendment No. 1 to the registration statement ("Amendment No. 1") in response to the Staff’s comment.
Selling Stockholders, page 15

2.
We note your disclosure here and on the cover page that the notes are exchangeable into shares of your common stock “under certain circumstances”. Please revise here and elsewhere to more fully discuss the circumstances under which the notes are convertible.

RESPONSE: Following telephonic discussions with the Staff, the Company has added disclosure on page 15 of Amendment No. 1 in response to the Staff’s comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804‑788‑7366 or Mark W. Wickersham at 804-788-7281.
Very truly yours,

/s/ Daniel M. LeBey
Daniel M. LeBey, Esq.

cc:    Shant Koumriqian, Chief Financial Officer
Mark A. Wickersham, Esq.